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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] Registration Statement Pursuant To Section 12(b) Or 12(g) Of The Securities Exchange Act Of 1934

                                       OR

[ ] Annual Report Pursuant To Section 13 Or 15(d) Of The Securities Exchange Act of 1934

                                       OR

[X] Transition Report Pursuant To Section 13 Or 15(d) Of The Securities Exchange Act of 1934 for the transition period from July 30, 1997 to June 30, 1998

     COMMISSION FILE NUMBER

                          INTELLIGENT POLYMERS LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 NOT APPLICABLE
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                                     BERMUDA
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

            CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON HM 11, BERMUDA
                           C/O CONYERS DILL & PEARMAN.
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
        UNITS, EACH UNIT CONSISTING OF:
        (I)  ONE COMMON SHARE, PAR VALUE $0.01 PER SHARE, OF IPL LIMITED AND
        (II) ONE WARRANT TO PURCHASE ONE COMMON SHARE, NO PAR VALUE, OF BIOVAIL CORPORATION INTERNATIONAL

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                                      None

 NAME OF EACH EXCHANGE ON WHICH REGISTERED:
                            AMERICAN STOCK EXCHANGE.

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:
                                      None


 INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL
 REPORT:
                              12,000 SPECIAL SHARES
                             3,737,500 COMMON SHARES


 Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                 Yes X   No __
                                    ---
 Indicate by check mark which financial statement item the registrant has elected to follow.
                              Item 17 X Item 18 __
                                     ---

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


                                TABLE OF CONTENTS

                               GENERAL INFORMATION

                                              PART 1
                                                                                                                      PAGE
 Item  1.         Description of Business................................................................................2
 Item  2.         Description of Property...............................................................................16
 Item  3.         Legal Proceedings.....................................................................................16
 Item  4.         Control of the Company................................................................................17
 Item  5.         Nature of Trading Market..............................................................................17
 Item  6.         Exchange Controls and Other Limitations Affecting Security Holders....................................17
 Item  7.         Taxation..............................................................................................18
 Item  8.         Selected Financial Data...............................................................................20
 Item  9.         Management's Discussion and Analysis of Financial Conditions and Results of Operations................21
 Item 10.         Directors and Officers of the Company.................................................................22
 Item 11.         Compensation of Directors and Officers................................................................23
 Item 12.         Options to Purchase Securities from the Company or Subsidiaries.......................................23
 Item 13.         Interest of Management in Certain Transactions........................................................23

                                             PART II

 Item 14.         Description of Securities to be Registered............................................................23

                                             PART III

 Item 15.         Defaults upon Senior Securities.......................................................................24
 Item 16.         Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds..............24

                                             PART IV
 Item 17.         Financial Statements..................................................................................24
 Item 18.         (Not Applicable)......................................................................................24
 Item 19.         Financial Statements and Exhibits.....................................................................24




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                                 Exchange Rate

In this Annual Report, unless otherwise specified, all amounts are expressed in United States dollars ($)
                                     PART 1.


ITEM 1.  DESCRIPTION OF BUSINESS.

Introduction.

Intelligent Polymers Limited ("IPL" or the "Company") was incorporated in Bermuda on July 30, 1997 primarily to develop once-daily controlled release versions of selected drugs, which are currently marketed only in immediate release form or in controlled release form requiring multiple daily dosing, and whose patents have or will have expired upon the anticipated receipt of U.S. Food and Drug Administration ("FDA") marketing approval. The Company commenced operations on October 10, 1997. It is the intention of the Company to commercialize such products through manufacturing, direct sales and other means.

On July 30, 1997, IPL issued 12,000 Special Shares of U.S. $1.00 each to Biovail Corporation International ("Biovail"), an Ontario corporation. In October 1997, IPL and Biovail completed the sale to the public of 3,375,000 Units, each Unit consisting of one Common Share of the Company and one Warrant (the "Warrant") to purchase one Common Share of Biovail. The offering raised approximately $67,536,000 in net proceeds to the Company. The Units are traded on the American Stock Exchange. On September 30, 1999 the Units will separate into two underlying securities. The Warrants are exercisable at US$40.00 per share from October 1, 1999 through September 30, 2002.

The Company has not yet completed product development, obtained regulatory approvals or verified the market acceptance and demand for its products. Revenues for the period July 30, 1997 to June 30, 1998 relate entirely to investment activities.

The Company's registered office and principal executive office is located at Clarendon House, 2 Church Street, Hamilton , Bermuda.

Relationship with Biovail Corporation International.

Biovail currently owns all of the issued and outstanding Special Shares, par value $1.00 per share, of the Company (the "Special Shares"). The Special Shares confer on Biovail certain limited rights, including the right to appoint one director to the Board of Directors of the Company and the right to purchase all, but not less than all, of the outstanding Common Shares of the Company. (See "Purchase Option"). Although the Special Shares do not entitle Biovail to vote at any meeting of the shareholders of the Company and do not entitle Biovail to receive any dividend or any other distribution, or any right or interest in the profits or assets of the Company, any resolution to wind up the affairs of or liquidate the Company will confer upon Biovail a right to vote and the Special Shares will carry the number of votes equal to the total number of votes carried by the Common Shares outstanding at the time.


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Purchase Option.

Biovail, as holder of all of the issued and outstanding Special Shares of the Company, has the right to purchase all, but not less than all, of the issued and outstanding IPL Common Shares at the time such right is exercised (the "Purchase Option"). Biovail may exercise the Purchase Option at any time up to the earlier of (i) September 30, 2002 and (ii) the 90th day after the date that IPL provides Biovail with quarterly financial statements of IPL showing cash or cash equivalents of less than $3 million. Biovail may, at its election, extend the period under (ii) above by providing additional funding for the continued development of any or all of the IPL Products, but in no event beyond September 30, 2002.

If the Purchase Option is exercised, the purchase price, calculated on a per share basis, will be as follows:

                                                                     Purchase  Option Exercise Price
                                                                     -------------------------------
Before October 1, 2000                                                          U.S. $39.06
On or after October 1, 2000 and on or before September 30, 2001                 U.S. $48.83
On or after October 1, 2001 and on or before September 30, 2002                 U.S. $61.04

The Purchase Option exercise price may be paid in cash, or Biovail Common Shares, or any combination of the foregoing at Biovail's sole discretion.

Until the expiration of the Purchase Option, no resolution or act of the Company to authorize or permit any of the following will be effective without the prior written approval of Biovail, or any subsequent holder or holders of a majority of the Special Shares: (i) the allotment or issue of shares or other securities of the Company or the creation of any right to such allotment or issue; (ii) the reduction of the Company's authorized share capital; (iii) borrowings by the Company over an aggregate of $1 million outstanding at any one time; (iv) the sale or other disposition of, or the creation of any lien or liens on, the whole or a material part of the Company's undertaking or assets; (v) the declaration or payment of dividends or the making of any other distribution to shareholders of the Company; (vi) the amalgamation of the Company; and (vii) any alteration of the Purchase Option. Accordingly, Biovail, as the holder of the majority of the outstanding Special Shares, could preclude the holders of a majority of the outstanding Common Shares and the Board of Directors of the Company from taking any of the foregoing actions during such period.

Development Contract.

The Company has entered into a Development and License Agreement with Biovail (the "Development Contract") under which Biovail has agreed to use diligent best efforts to conduct toxicity studies, formulation development, clinical studies and final development including U.S. regulatory approval of the Company's products, as defined and as added to and modified by mutual agreement (the "Products"). Since the majority of the Company's activities are conducted under contract by Biovail, IPL does not maintain any research staff nor occupy any research facilities. All intellectual property developed pursuant to the Development Contract remains the property of Biovail. Although Biovail and the Company believe that, in general, the terms of the Development Contract are consistent with customary practices in the pharmaceutical industry, the Development Contract was not negotiated on an arm's-length basis.

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

Since the Company commenced operations in October 1997, Biovail has performed research and development work for the Company pursuant to the Development Contract. Payments to Biovail under the Development Contract for clinical development of the Products are the full amount of all development costs incurred by Biovail in performing these activities, up to the maximum amount of funds available to the Company (which includes any licensing or marketing income earned by the Company and any cash received upon exercise of the Biovail Option, as described below), less working capital to be retained by the Company of $1.0 million and a reserve of $1.5 million for possible litigation relating to the Additional Product (the "Available Funds", which term shall include any portion of the litigation reserve remaining after FDA approval of the Additional Product). Such payments to Biovail include an initial payment of $3.5 million for access to and use of Biovail's proprietary technology in connection with such product development and of $1.25 million as payment for the transfer of the Additional Product, based on Biovail's development costs in May and June 1997 relating to the development of the Additional Product. Biovail provides, subject to customary business constraints and limitations, appropriate scientific and technical personnel, necessary laboratories and equipment and administration of research and development operations. Under the Development Contract, Biovail is not required to allocate any specified amount of time or resources to perform its obligations thereunder. The development obligations of Biovail and IPL under the Development Contract will terminate upon the expenditure of all Available Funds, which is projected by the Company to occur on or about March 31, 2001 or at such other time as IPL and Biovail may mutually determine.

If at any time the amount of the Available Funds falls below $3.0 million, the Company will deliver a Financial Notice to Biovail certifying the amount. On the 90th day after the Financial Notice, to the extent Biovail has not either exercised the Purchase Option or extended the termination date of the Purchase Option as discussed above under "Purchase Option", the Company and Biovail will commence negotiations as to the terms on which Biovail might provide additional funding for any or all of the Products. Such negotiations will extend for a maximum of 60 days and will take into account relevant issues, including, but not limited to, the amount and timing of such funding, possible alterations in the terms of the Biovail Option if the Biovail Option has not yet been exercised, or the possibility of granting Biovail a renewed Biovail Option with respect to a different product if the Biovail Option has been exercised, and the terms of the Development Contract. If the parties successfully negotiate new funding terms, the Purchase Option can be extended, but not beyond September 30, 2002. During such period of negotiation, IPL will have the right, but will not be required, to expend any Available Funds under the Development Contract. As to any product for which IPL and Biovail fail to reach agreement as to any additional funding by Biovail, Biovail will grant to IPL a worldwide license for all of its patent rights and other intellectual property (as reasonably agreed to by Biovail and IPL as being necessary to develop further any such Product). The License to IPL shall be non-royalty bearing and exclusive for the License Period and non-exclusive thereafter.

License Option

Pursuant to the Development Contract and subject to the Biovail Option, Biovail has granted IPL a License (the "License") to manufacture or obtain manufacturing for (subject to Biovail's exclusive manufacturing period, right of first refusal and right of approval described below), sell and otherwise market and sublicense others to market, throughout the world (other than in Canada), Products developed for IPL under the Development Contract or, as to Products for which IPL and Biovail fail to reach agreement as to necessary additional funding, under other arrangements. IPL will have a non-royalty bearing license with respect to the rights described above which is exclusive for the License Period and is non-exclusive thereafter. Pursuant to the terms of the Development Contract, Biovail will have the exclusive right to manufacture any Product manufactured through the fifth anniversary of FDA approval of each such Product and will be obligated during such period, at the request of IPL, to manufacture any Product approved by the FDA at Biovail's standard cost of manufacture plus 25 % of such cost. Thereafter, IPL's right to obtain manufacturing will be subject to a right of first refusal on the part of Biovail to match any manufacturing arrangement offered by third-party manufacturers and, in the event Biovail does not exercise such right of first refusal, to Biovail's right to approve any proposed manufacturer or sub-licensee, which approval may be withheld only if any such manufacturer has insufficient or inadequate manufacturing capability (including lack of compliance with GMP regulations) or if any such sub-licensee's activities will have a material adverse effect on Biovail's overall competitive position in the pharmaceutical industry. In the event that Biovail exercises its right to reject a manufacturer proposed by IPL, and IPL and Biovail cannot agree on an alternative manufacturer, Biovail will be obliged to manufacture any such product for IPL at prevailing market rates but not less than Biovail's standard cost of manufacturing plus 15% of such cost. Biovail will have the right to terminate the License as to any product in the event that IPL does not market such Product within nine months from the date of marketing approval by the FDA.

The License as to any particular Product will be exclusive until the expiration of any patents covering the Licensed Product or, if there are no such patents, for a period of 10 years from the date of the first commercial sale of the Product (such longer period being the "License Period"). Any such License shall be royalty-free and, after the License period, non-exclusive.

Crystaal Corporation, a wholly owned subsidiary of Biovail Corporation International, will pay to IPL royalties equal to 3% of net sales of any Product (other than the Additional Product, if Biovail has exercised the Biovail Option) sold in Canada during the License Period by Biovail or its sublicensees.

Biovail will have the right to acquire an exclusive license with respect to the Additional Product, exercisable within 60 days of U.S. regulatory approval of the Additional Product (the "Biovail Option") upon Biovail's agreement to pay, at Biovail's option, either of (i) base royalties of 10% of net sales from the Additional Product during the License Period or (ii) within 30 days of the exercise of the Biovail Option, a lump sum of $25 million. In the event that Biovail exercises the Biovail Option, Biovail will possess all rights with respect to the Additional Product, including, without limitation, the right to manufacture or obtain manufacturing for, license and market the Additional Product.

Services Agreement

IPL has entered into a services agreement with Biovail (the "Services Agreement") pursuant to which Biovail has agreed to provide management and administrative services to IPL for a quarterly fee of $100,000. The Services Agreement terminates one year after termination of the Purchase Option. In addition, IPL or Biovail may terminate the Services Agreement at any time upon 90 days' notice. Either IPL or Biovail may terminate the Services Agreement in the event that the other party (i) breaches any material obligation thereunder or under the Development Contract, which breach continues for 60 days after notice thereof, or (ii) enters into any liquidation or bankruptcy proceedings.

Status of Product Development

Biovail completed the development work for generic Procardia XL and Abbreviated New Drug Applications ("ANDAs") for two strengths were filed with the U.S. Food and Drug Administration ("FDA") in the first calendar quarter of 1998. (see "Generic Version of Procardia XL", "Additional Product" and "License Option")

Developmental work, including pre-formulation, formulation, stability, pilot bio-studies and early phase toxicology studies, is underway for all the selected Branded Products (see "Branded Products"). Three of the five selected Branded Products are ahead of the anticipated development schedule. Genetic toxicology studies have been initiated for these three products and initial genetic toxicology studies have obtained results similar to those obtained for the innovator compounds. Pre-formulation studies for the remaining two Branded Products are in development.

During the year, IPL discontinued developmental work on a Branded Product that was originally selected (Lovastatin / Niacin). This product was replaced with a three times a day medication (Gabapentin) for the treatment of seizure disorders. (see "Branded Products")

Research and Development

During the fiscal period ended June 30, 1998, the Company incurred research and development costs of US$14,565,954, including an initial payment of US$3.5 million for access to and use of Biovail's proprietary technology in connection with the Products.

Government Regulation

The research and development, manufacture and marketing of controlled release pharmaceuticals are subject to regulation by the FDA and comparable authorities in other foreign countries. These national agencies and other federal, state, provincial and local entities regulate the testing, manufacturing, safety and promotion of Biovail's products. The regulations applicable to products of Biovail or IPL may change as the currently limited number of approved controlled release products increases and regulators acquire additional experience in this area.

UNITED STATES REGULATION

NEW DRUG APPLICATION

It is expected that Biovail and IPL will be required by the FDA to comply with NDA procedures prior to marketing the Products (other than the Additional Product). New drug compounds and new formulations for existing drug compounds which cannot be filed as ANDAs are subject to NDA procedures. These procedures include (i) preclinical laboratory and animal toxicology tests; (ii) scaling and testing of production batches; (iii) submission of an Investigational New Drug Application ("IND"), which must become effective before human clinical trials commence; (iv) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for its intended indication; (v) the submission of an NDA to the FDA; and (vi) FDA approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing and testing




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facilities. If all of this data in the product application is owned by the applicant, the FDA will issue its approval without regard to patent rights that might be infringed or exclusivity periods that would affect the FDA's ability to grant an approval if the application relied upon data which the applicant did not own. Other than with respect to the ANDA which IPL intends to file for the Additional Product, neither Biovail nor IPL intends to file applications where it does not own all the data either submitted with or included in its applications.

Preclinical laboratory and animal toxicology tests must be performed to assess the safety and potential efficacy of the product. The results of these preclinical tests together with information regarding the methods of manufacture of the products and quality control testing are then submitted to the FDA as part of an IND requesting authorization to initiate human clinical trials. Once the IND notice period has expired, clinical trials may be initiated, unless a hold on clinical trials has been issued by the FDA.

Clinical trials involve the administration of a pharmaceutical product to individuals under the supervision of qualified medical investigators. Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol is submitted to the FDA and to an Institutional Review Board prior to the commencement of each clinical trial. Clinical studies are typically conducted in three sequential phases, which may overlap. In Phase I, the initial introduction of the product into human subjects, the compound is tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics. Phase II involves studies in a limited patient population to (i) determine the efficacy of the product for specific, targeted indications, (ii) determine optimal dosage and (iii) identify possible adverse effects and safety risks. In the event Phase II evaluations demonstrate that a pharmaceutical product is effective and has an acceptable safety profile, Phase III clinical trials are undertaken to further evaluate clinical efficacy of the product and to further test for its safety within an expanded patient population at geographically dispersed clinical study sites. Periodic reports on the clinical investigations are required. The FDA or Biovail (or IPL, with respect to the Products) may suspend clinical trials at any time if it believes the clinical subjects are being exposed to unacceptable health risks. The results of the product development, analytical laboratory studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercialization of a pharmaceutical product.

The above-described NDA procedures are premised on the applicant being the owner of, or having obtained a right of reference to, all of the data required to prove safety and efficacy. These NDAs are governed by 21 U.S.C. sec. 355(b)(1), also known as section 505(b)(1) of the FDC Act.

ABBREVIATED NEW DRUG APPLICATION

In certain cases, where the objective is to develop a generic version of an approved product already on the market in controlled release dosages, an ANDA may be filed in lieu of filing an NDA. Under the ANDA procedure, the FDA waives the requirement to submit complete reports of preclinical and clinical studies of safety and efficacy and instead requires the submission of bioequivalency data, that is, demonstration that the generic drug produces the same effect in the body as its brand-name counterpart and has the same pharmacokinetic profile, or change in blood concentration over time. An ANDA would be available to Biovail or IPL for a generic version of a drug product approved by the FDA. In certain cases, an ANDA applicant may submit a suitability petition to the FDA requesting permission to submit an ANDA for a drug product that differs from a previously approved reference drug product (the "Listed




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Drug"), when the change is one authorized by statute. Permitted variations from the listed drug includes changes in: (i) route of administration; (ii) dosage form; (iii) strength; and (iv) one of the active ingredients of the Listed Drug when the Listed Drug is a combination product. The FDA must approve the petition before the ANDA may be submitted. An applicant is not permitted to petition for any other kinds of changes from listed drugs. The information in a suitability petition must demonstrate that the change from the Listed Drug requested for the proposed drug product may be adequately evaluated for approval without data from investigations to show the proposed drug product's safety or effectiveness. The advantages of an ANDA over an NDA include reduced research and development costs associated with bringing a product to market, and generally a shorter review and approval time at the FDA.

PATENT CERTIFICATION  AND EXCLUSIVITY ISSUES

ANDAs are required to include certifications with respect to any patents which claim that the drug for which such investigations were conducted or which claims a use for such drug for which the applicant is seeking approval. If applicable patents are in effect and this information has been submitted to the FDA, the FDA must delay approval of the ANDA until the patents expire. If the applicant believes it will not infringe the patents, it can make a patent certification which may result in patent infringement litigation which could delay the FDA approval of the ANDA for up to 30 months. If the drug product covered by an ANDA were to be found by a court to infringe another company's patents, approval of the ANDA could be delayed until the patents expire. Even if a product is found not to infringe patents of the pioneer manufacturer, or if no claim of infringement is filed, if the certifying party is not the first to submit an ANDA for a particular product, approval may be delayed for as long as 180 days beyond the date that the first generic applicant begins commercial marketing.

The FDC Act contains non-patent market exclusivity provisions which offer additional protection to pioneer drug products and are independent of any patent coverage that might also apply. Exclusivity refers to the fact that the effective date of approval of a potential competitor's ANDA to copy the pioneer drug may be delayed, or, in certain cases, an ANDA may not be submitted, until the exclusivity period expires. Five years of exclusivity are granted to the first approval of a "new chemical entity." Three years of exclusivity may apply to products which are not new chemical entities, but for which new clinical investigations are essential to the approval. For example, a new indication for use or a new dosage strength of a previously-approved product may be entitled to exclusivity, but only with respect to that indication or dosage strength. Exclusivity only offers protection against a competitor entering the market via the ANDA route, and does not operate against a competitor that generates all of its own data and submits a full NDA under Section 505(b)(1) of the FDC Act.

If applicable regulatory criteria are not satisfied, the FDA may deny approval of an NDA or an ANDA or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Noncompliance with applicable requirements can result in additional penalties, including product seizures, injunction actions and criminal prosecutions.

CANADIAN REGULATION

The requirements for selling pharmaceutical drugs in Canada are substantially similar to those of the United States described above.



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INVESTIGATIONAL NEW DRUG APPLICATION

Before conducting clinical trials of a new drug in Canada, Biovail must submit an IND to the Therapeutic Products Directorate ("TPD"). This application includes information about the methods of manufacture of the drug and controls, and preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug. If, within 60 days of receiving the application, the FDA does not notify Biovail or IPL, as the case may be, that its application is unsatisfactory, Biovail may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described above under "-- United States Regulation -- New Drug Application."

NEW DRUG SUBMISSION

Before selling a new drug in Canada, Biovail must submit a New Drug Submission ("NDS") to the TPD and receive a notice of compliance from the TPD to sell the drug. The NDS includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients in the new drug, the methods of manufacturing, processing, and packaging the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the tests to be applied to control the potency, purity, stability and safety of the new drug, the results of clinical trials, the intended indications for which the new drug may be prescribed and the effectiveness of the new drug when used as intended. The TPD reviews the NDS. If the NDS meets the requirements of Canada's Food and Drugs Act and Regulations, the TPD will issue a notice of compliance for the new drug.

Where the TPD has already approved a drug for sale in controlled release dosages, Biovail may seek approval from the TPD to sell an equivalent generic drug. In certain cases, the TPD does not require the manufacturer of a drug that is equivalent to a drug that has already been approved for sale by the TPD to conduct preclinical tests and clinical trials; instead, the manufacturer must satisfy TPD that the drug is bioequivalent to the drug that has already been approved.

The TPD may deny approval of an NDS if applicable regulatory criteria are not met or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Noncompliance with applicable requirements can result in fines and other sanctions, including product seizures and criminal prosecutions.

Proposals have recently been made that, if implemented, would significantly change Canada's drug approval system. In general, the recommendations emphasize the need for efficiency in Canadian drug review. Proposals include establishment of a separate agency for drug regulation and modeling the approval system on those found in European Union countries. There is no assurance, however, that such changes will be implemented or, if implemented, will expedite the approval of controlled release products.

The Canadian government has regulations which prohibit the issuance of a notice of compliance ("NOC") for a patented medicine to a generic competitor, provided that the patentee or an exclusive licensee has filed a list of its Canadian patents covering that medicine with the TPD. After receiving the list, the TPD may be prohibited from issuing an NOC permitting the importation or sale of a patented medicine to a

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generic competitor until patents on the medicine expire or the wave of infringement and/or validity of the patent(s) in question is resolved by litigation in the manner set out in such regulations.

Certain provincial regulatory authorities in Canada have the ability to determine whether the consumers of a drug sold within such province will be reimbursed by a provincial government health plan for that drug by listing drugs on formularies. The listing or non-listing of a drug on provincial formularies may affect the prices of drugs sold within provinces and the volume of drugs sold within provinces.

ADDITIONAL REGULATORY CONSIDERATIONS

Sales of products of Biovail or IPL by licensees outside of the United States and Canada are subject to regulatory requirements governing the testing, registration and marketing of pharmaceuticals, which vary widely from country to country.

 Biovail's manufacturing facilities located at Steinbach, Manitoba and Carolina, Puerto Rico operate according to FDA mandated Good Manufacturing Practices ("GMP"). The manufacturing facilities are inspected on a regular basis by the FDA, the TPD and other regulatory authorities. Biovail's self-auditing team seeks to ensure compliance on an ongoing basis with GMP. From time to time, the FDA, the TPD or other regulatory agencies may adopt regulations that may significantly affect the manufacture and marketing of Biovail's products.

 In addition to the regulatory approval process, pharmaceutical companies are subject to regulations under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the pharmaceutical industry. Each of Biovail and IPL believes that it is in compliance in all material respects with such regulations as are currently in effect.

Development Facilities

A substantial amount of the work under the Development Contract is being conducted at Biovail's facilities. The Company believes that these facilities are sufficient to satisfy its obligations for performance under the Development Contract. Biovail's staff of scientists has expertise in all aspects of research and development, from pre-formulation studies and formulation development to pharmacokinetics and technology applications. Biovail has successfully developed appropriate delivery systems for pharmaceutical compounds exhibiting a wide range of solubility and hydrophobicity characteristics. However, the same facilities are used by Biovail for work performed for its own account and in the performance of third party contracts.

In 1996, Biovail further enhanced its research capabilities when it opened its new primary Canadian research and development facilities. This 24,000 square foot facility in Toronto is equipped with state-of-the-art technology and equipment. Complementing the technology is the group's optimized computer modeling and simulation expertise. The Company believes that this combination of highly specialized equipment, scientific expertise and proprietary internal technology platforms enable Biovail to effectively pursue its controlled release drug delivery research and development programs.

Competition and Markets

The pharmaceutical industry is highly competitive and subject to rapid and significant technological change. IPL's products face intense competition from both conventional forms of drug delivery and controlled release drug delivery systems developed, or under development, by other pharmaceutical concerns. Many of these competitors have greater financial resources and marketing capabilities than those of the Company. Competitors of IPL in the U.S. and abroad are numerous and include, among others, major pharmaceutical and chemical companies, including without limitation some of the licensees (or potential licensees) of IPL's products, specialized contract research and research and development firms, universities and other research institutions. IPL believes that Biovail's controlled release technology combined with its strategy of funding and controlling all or most aspects of its controlled release pharmaceutical business will provide the cost savings, efficiencies in product development and acceleration of regulatory filings necessary for it to compete effectively with such firms and institutions. There can be no assurance, however, that competitors will not succeed in developing technologies and products that are as, or more, clinically or cost-effective than any that are being developed or licensed by IPL or Biovail or that would render the Company's or Biovail's technologies and products obsolete or uncompetitive. In addition, certain competitors have greater experience than Biovail in clinical testing and human clinical trials of pharmaceutical products and in obtaining FDA and other regulatory approvals.

IPL was formed to develop once-daily controlled-release branded versions of selected drugs, whose patents have expired and which are currently marketed (1) only in immediate release form or (2) in controlled-release form requiring multiple daily dosage. It is expected that such products will be marketed under distinct brand names.

The markets and clinical indications of the Company's products are set out below. Data as to market size has been obtained from IMS Health (America).


GENERIC VERSION OF PROCARDIA XL

A three to four times daily immediate-release formulation of nifedipine, introduced in January 1982 by Pfizer, is marketed in the United States under the brand name Procardia. Pfizer introduced a controlled-release version in September 1989 under the brand name Procardia XL. U.S. sales of Procardia XL were approximately $710.5 million for the twelve months ended June 30, 1998.

Biovail has developed a generic version of Procardia XL on behalf of IPL that includes multiple strengths and filed an ANDA in the first quarter of 1998. Prior to such filing, Mylan filed an ANDA for one strength only. Biovail has the right to exercise an option to acquire this product from IPL by paying, at Biovail's option, either (1) base royalties of 10% of net sales from this product during a specified period or (2) within 30 days of the exercise of the option, a lump sum of $25.0 million. In the event that this option is exercised, Biovail will possess all rights with respect to this product, including, without limitation, the right to manufacture or obtain manufacturing for, license and market this product.

BRANDED PRODUCTS.

In addition to a generic version of Procardia XL, under the Development Contract Biovail is working to develop, on behalf of IPL, once-daily controlled-release branded versions of the following compounds, whose patents have expired:


                    CURRENTLY
                     MARKETED                                                                       U.S.PRODUCT SALES(1)
COMPOUND            BRAND NAME             U.S. MARKETER                INDICATION            (IN MILLIONS OF U.S. DOLLARS)
--------            -----------            -------------                ----------            -----------------------------

Bupropion            Wellbutrin/          Glaxo Wellcome               Depression/smoking                   $531.9
                     Zyban                                             cessation
Buspirone            Buspar               Bristol-Myers Squibb         Anxiety, depression                   431.0
Metformin            Glucophage           Bristol-Myers Squibb         Diabetes                              621.7
Gabapentin           Neurontin            Parke-Davis                  Epilepsy                              340.2
Tramadol             Ultram               Johnson &  Johnson           Chronic pain                          357.9
---------------------------

(1)      U.S. product sales are for the twelve months ended June 30, 1998.

BUPROPION

A four times daily immediate-release formulation of Bupropion, introduced in July 1989 by Glaxo is marketed in the United States under the brand name Wellbutrin. In addition, a twice-daily controlled-release formulation of Bupropion, introduced in November 1996 by Glaxo, is marketed in the U.S. under the brand name Zyban for use as an aid in smoking cessation. U.S. sales of Wellbutrin/Zyban were approximately $531.9 million for the twelve months ended June 30, 1998.

Indication: Bupropion is indicated for the symptomatic relief of depressive illness. Major depression is frequently encountered by patients of primary care physicians. Depression may occur in neurosis as well as in mood disorders and is a manifestation of major psychiatric illness. Bupropion is also indicated in the United States for use as an aid in smoking cessation.

Clinical Efficacy: Bupropion has been proved to be effective in the treatment of depression. An open, uncontrolled study of 3,167 patients at 105 sites showed that functional status improved in patients treated with Wellbutrin SR for up to 56 days. This improvement was highly correlated with improvement in clinical symptoms.

Bupropion can also be used in conjunction with other anti-depressant drugs. When combined with another class of anti-depressants, specified neurotransmitter modulators ("SNMs"), in 27 patients, greater symptomatic improvement was found in 19 (70%) of those 27 subjects during a combined daily use of Bupropion with an SNM (Prozac-equivalent) than with either drug alone.

IPL's once-daily controlled-release formulation of Bupropion will seek to significantly improve upon the existing sustained release formulation by providing sustained plasma levels with better control of symptoms and improved compliance with convenient once-a-day dosing. Clinically, it is important that symptoms in the depressed patient be adequately controlled as compliance is a major concern in these patients.

In a study with children with attention deficit disorder with hyperactivity the results indicated that Bupropion may also be a useful addition to available treatments.

In addition, Bupropion has been demonstrated to be an effective aid in smoking cessation. In a placebo-controlled trial comparing transdermal nicotine, and sustained-release Bupropion, and a combination of both transdermal nicotine and sustained-release Bupropion in 893 patients for nine weeks, smoking cessation rates were 20% with placebo, 32% with nicotine alone, 46% with Bupropion alone and 51% with both transdermal nicotine and Bupropion.

Market Size: The largest segment in the anti-depressant market is represented by SNMs (with which Bupropion is used in combination or with which it competes) which had U.S. sales of approximately $4.6 billion for the twelve months ended December 31, 1997. The anti-depressant market consists of four major drug categories: tricyclic anti-depressants, monoamine oxidase inhibitors, anti-mania drugs and SNMs. Major marketed brands include Tofranil (imipramine), Prozac (fluoxetine), Paxil (paroxetine), Luvox (fluoxamine) and Zoloft (sertaline). The smoking cessation market reached $381 million for the twelve months ended June 30, 1998. Major marketed brands of smoking cessation products include nicotine products such as Nicoderm, Habitrol, Nicorette, Nicotrol and Prostep.

BUSPIRONE

A three times daily immediate-release formulation of Buspirone, introduced in October 1986 by Bristol-Myers Squibb Company, is marketed in the United States under the brand name Buspar. U.S. sales of Buspar were approximately $431.0 million for the twelve months ended June 30, 1998.

Indication:

Buspirone is indicated for the short-term symptomatic relief of excessive anxiety in patients with generalized anxiety disorder ("GAD"), which is also known as anxiety neurosis. GAD is a neurotic disorder characterized by chronic unrealistic anxiety often punctuated by acute attacks of anxiety or panic. Anxiety is a symptom of almost all psychiatric disorders and is encountered in day-to-day practice by both the general practitioner and the psychiatrist.

Clinical Efficacy:

Controlled studies suggest that Buspirone is effective in treating GAD and that, unlike other anti-anxiety drugs, tolerance to the therapeutic effect of Buspirone does not develop. In one study involving 121 patients, Buspirone was found to be effective in improving both anxiety and depressive symptoms in GAD patients. Another study showed that Buspirone was more effective and had fewer side effects than lorazepam, a competing drug, and that, unlike patients treated with Lorazepam, those treated with Buspirone did not exhibit rebound anxiety. Given its effectiveness in treating symptoms of depression associated with GAD, Buspirone is also an effective and well tolerated drug for the treatment of depressive disorders.

Market Size:

The anti-anxiety market had approximately $834 million in U.S. sales for the twelve months ended March 31, 1998, of which Buspirone was the market leader. Due to its efficacy in treating depressive symptoms in GAD patients, Buspirone also indirectly competes in the market for antidepressant drugs, including the market for SNMs, which represented U.S. sales of approximately $5.5 billion for the twelve months ended March 31, 1998. Major anti-anxiety brands other than Buspirone include Xanax (alprazolam), Librium (chlordiazepoxide), Valium (diazepam), Ativan (lorazepam), Serax (oxazepam) and Atarax (hydroxyzine).

METFORMIN

A two to three times daily immediate-release formulation of Metformin, introduced in April 1995 by Bristol-Myers Squibb Company, is marketed in the United States under the brand name Glucophage. U.S. sales of Glucophage were approximately $621.7 million for the twelve months ended June 30, 1998.

Indication:

Metformin is indicated for the treatment of diabetes mellitus which cannot be controlled by proper dietary management, exercise and weight reduction or when insulin therapy is not appropriate. Diabetes is a common disorder in which there are inappropriately elevated blood glucose levels and a variety of end organ complications leading to impaired kidney function and accelerated atherosclerosis.

Clinical Efficacy:

Clinical advantages of Metformin include achieving control of elevated blood sugar levels without exacerbating weight gain, which is a common side effect of other anti-diabetic treatments. Metformin differs from the sulfonylureas in that it does not elevate insulin secretion and does not produce abnormally low blood sugar levels.

In controlled trials, Metformin has shown efficacy in lowering elevated blood sugar levels in the treatment of diabetes mellitus. In one such study of 289 obese patients with non-insulin dependent diabetes, poorly controlled with diet, the patients were given Metformin or a placebo. Blood sugar levels were on average 29% lower in patients receiving Metformin than in patients receiving a placebo. Furthermore, total cholesterol, LDL, and triglyceride concentrations decreased in patients receiving Metformin, but did not change in patients receiving a placebo.

Market Size:

The oral anti-diabetic market represented approximately $1.8 billion in U.S. sales for the twelve months ended June 30, 1998. Major anti-diabetic products other than Glucophage include Glucotrol XL (glipizide) and Glynase (glyburide).

GABAPENTIN

A three times a day, immediate-release formulation of Gabapentin introduced in February 1994 by Parke Davis is marketed in the United States under the brand name Neurontin. U.S. sales of Neurontin were approximately $340.2 million for the twelve months ended June 30, 1998.

Indication:

Gabapentin is indicated as adjunctive therapy for the treatment of seizure disorders. It is used to minimize "break through" seizures in patients that are being treated for epilepsy using other anti-convulsant therapies.

Clinical Efficacy:

Gabapentin is an anti-convulsant drug whose mechanism of action is unknown. Clinical studies have shown that the use of Gabapentin as an add-on therapy reduces the incidence of refractory partial seizures as well as secondarily generalized tonic-clonic seizures in epileptic patients.

Central nervous system side effects can occur in patients treated with Gabapentin. A sustained release formulation will minimize these side effects by providing steady state therapeutic plasma levels without the peaks and troughs normally associated with immediate-release dosing. A once a day dosing regimen should improve patient compliance.

Market Size:

Sales for the drug treatment of seizure disorders in the United States were $1.8 billion for the twelve months ended March 31, 1998. Gabapentin sales accounted for 17% of this market. Other anticonvulsant drugs include Dilantin (phenytoin), Depakene (valproic acid) and Tegopen (carbamazapine).

TRAMADOL

A three to four times daily immediate-release formulation of Tramadol, introduced in March 1995 by Johnson and Johnson, is marketed in the United States under the brand name Ultram. U.S. sales of Ultram were approximately $357.9 million for the twelve months ended June 30, 1998.

Indication:

Tramadol is indicated for the treatment of a variety of pain syndromes, including management of moderate to moderately severe chronic pain associated with cancer and other terminal illnesses. Pain is a common symptom of many diseases and is generally seen in everyday clinical practice.

Clinical Efficacy:

Tramadol is one of a number of narcotic (opioid) analgesics, which are among the most effective and valuable medications for the treatment of chronic pain. Tramadol's minimal propensity to induce typical opioid adverse effects is an advantage over other morphine-like agents. For example, relative to morphine, Tramadol causes less dependence and less respiratory depression. Tramadol also appears to be a promising drug for post-operative pain relief.

In a recent article published in the American Journal of Medicine, the author concluded that, based on clinical experience, Tramadol appears to have a low potential for abuse or addiction. Results from U.S. and European studies indicated that Tramadol is an effective analgesic that may have a particularly important role in the management of chronic pain. Tramadol has been prescribed for almost two decades in Europe.

Two long-term safety studies conducted on patients with chronic, nonmalignant pain demonstrated the efficacy of Tramadol in a variety of pain conditions.

IPL's once-daily controlled-release formulation of Tramadol will seek to provide sustained pain control, as compared to the immediate-release form. This would be especially useful to cancer or terminally ill patients who need analgesics as a 24-hour treatment.

Market Size:

The combined market for narcotic and non-narcotic analgesics had U.S. sales of $1.8 billion for the twelve months ended June 30, 1998. The market for drugs for the relief of chronic pain consists of two major categories, narcotic and non-narcotic drugs. Narcotic analgesics include morphine (ketorolac) and codeine.

Research Personnel and Facilities

A substantial amount of the work under the Development Contract is currently being conducted at Biovail's facilities. Although IPL believes that Biovail's research personnel and facilities are adequate for the performance of Biovail's services under the Development Contract, Biovail's research personnel also perform services in the same facilities for Biovail and other third party clients. Biovail is not required to allocate any specified amount of time or resources to its duties under the Development Contract. Biovail's obligations to other present and future clients may restrict the amount of resources that otherwise could be devoted to its duties under the Development Contract. Subject to its duties to use diligent efforts under the Development Contract, consistent with commercially reasonable practices, Biovail may allocate both its research and development personnel and its facilities as it deems appropriate under then circumstances.

Employees

Since the Company's operations are conducted pursuant to the Development Contract and the Services Agreement, the Company has no employees other than the Chief Executive Officer, who is not a full-time employee of the Company.


ITEM 2.   DESCRIPTION OF PROPERTY

The Company's principal executive office is located at Clarendon House, 2 Church Street, Hamilton, Bermuda. The Company does not own any facilities.


ITEM 3.   LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Company is a party or to which any of its property is subject.

ITEM 4.   CONTROL OF COMPANY

(a) The Company to its knowledge, is neither directly nor indirectly owned or controlled by another corporation or any foreign government.
(b) The following table states the identity of any individual, known to the Company, who owns more than 10% of the Company's voting securities and the amount owned by the directors and officers of the Company, as of December 10, 1998

              (1)                       (2)                       (3)                (4)
         Title of Class      Identity of Person or Group      Amount Owned       Percentage of Class
         --------------      ---------------------------      ------------       -------------------
         Common Shares        Farallon Partners, L.L.C.          409,500                12.1%
         Common Shares        Directors and Officers              40,000                 1.2%


(c) There are presently issued and outstanding 12,000 Special Shares all of which are owned by Biovail. Biovail, as holder of the Special Shares, has an exclusive, irrevocable option to purchase all, but not less than all, of the issued and outstanding IPL Common Shares. The Special Shares confer limited voting and other rights on Biovail (as the holder thereof). See "Description of Business - Relationship with Biovail."

ITEM 5.   NATURE OF TRADING MARKET.

The Units are traded on the American Stock Exchange (the "ASE") under the symbol IXP.U. The Units will separate into the two underlying securities on September 30, 1999 or such earlier date as the Purchase Option is exercised or expires unexercised, and the Common Shares and the Warrants are expected to be traded separately at that time. The following table sets forth the high and low prices (in US dollars) on the ASE for the Units for the periods indicated, as reported by the ASE.

Fiscal 1999                                           High           Low
                                                      ----           ---
      2nd quarter (through December 10, 1998)        $27.00        $16.50
      1st quarter                                     23.13         16.63

Fiscal 1998
      4th quarter                                     30.38         19.75
      3rd quarter                                     31.38         20.75
      2nd quarter (from October 10, 1997)             22.18         17.75

There was one holder of record of the Units on December 10, 1998. This does not reflect beneficial ownership of shares held in street or nominee name.

ITEM 6. EXCHANGE CONTROL AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

IPL has been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority. The transfer of IPL Common Shares between persons regarded as resident outside Bermuda for exchange control purposes may be effected without specific consent under The Bermuda Exchange

Control Act 1972 (the "Bermuda Act") and regulations made thereunder. Issues and transfers of IPL Common Shares involving any person regarded as resident in Bermuda for Exchange Control purposes require specific prior authorization under the Bermuda Act. Pursuant to its non-resident status, IPL may hold any non-Bermudian currency and convert that currency into any other currency (other than Bermuda dollars) without restriction.

Non-Bermuda owners of IPL Common Shares are not restricted in the exercise of the rights to hold or vote such shares. Because IPL has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of IPL Common Shares, other than in respect of local Bermuda currency.

As an "exempted company," IPL is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company IPL may not participate in certain business transactions including: (1) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years); (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda; (3) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another "exempted" company, partnership or other corporation resident in Bermuda but incorporated abroad; or (4) the carrying on of business of any kind in Bermuda, except in furtherance of the business of IPL carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.


ITEM 7. TAXATION

IPL is incorporated in Bermuda. Under current Bermuda law, IPL is not subject to tax on income or capital gains, and no Bermuda withholding tax will be imposed upon payments of dividends by IPL to its shareholders. Furthermore, IPL has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966, as amended, an undertaking that, in the event that Bermuda enacts any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital assets, appreciation, or any tax in the nature of an estate, duty or inheritance tax, the imposition of such tax shall not be applicable to IPL or any of its operations, nor to the shares, debentures or other obligations of IPL, until March 28, 2016. This undertaking does not, however, prevent the imposition of property taxes on IPL-owned real property or leasehold interests in Bermuda. IPL is not expected to own or lease property in Bermuda.

As an exempted company, IPL is liable to pay to the Bermuda government an annual registration fee calculated on a sliding-scale basis by reference to its assessable capital, that is, its authorized capital plus any share premium.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

A "passive foreign investment company" ("PFIC") is any foreign corporation if, after the application of certain "look-through" rules, (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of the average value of its assets is attributable to assets that produce "passive income" or that are held for the production of "passive income." The determination as to PFIC status is made annually. Whether IPL or Biovail is a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of the income of IPL and Biovail. Because IPL will receive interest income and may receive royalties, it is expected that IPL will initially be a PFIC and a U.S. Holder would be subject to the PFIC taxation rules regardless of whether IPL continues to be a PFIC in any subsequent year. Under the PFIC taxation rules, U.S. Holders owning shares of a PFIC are subject to a special U.S. federal income tax regime with respect to certain distributions received from the PFIC and with respect to gain from the sale or disposition of PFIC stock.

If IPL is a PFIC for any taxable year during which a U.S. Holder holds IPL Common Shares, unless such U.S. Holder makes the qualified election described below, such U.S. Holder would generally be subject to various adverse U.S. tax consequences. Generally, the direct and indirect U.S. shareholders of a PFIC must either (i) elect to have IPL treated, with respect to the holder's shareholding, as a "Qualified Electing Fund" and to report currently their pro rata share of the PFIC's ordinary earnings and net capital gain even if they do not receive distributions (the "qualified election"), or (ii) upon disposition of the shares of the PFIC, including a disposition pursuant to an otherwise tax-free reorganization, or receipt of an "excess distribution" (generally the U.S. Holder's ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years or its holding period, if shorter), be subject generally to tax at the highest applicable rate of tax imposed on ordinary income in effect for that year as if the gain or distribution were earned ratably over the period in which the IPL's Common Shares were held (including payment of an interest charge at the rate equal to the charge generally applicable to underpayments of tax, on the deferred tax). A shareholder that makes a qualified election may recognize ordinary income or loss as a result of currency fluctuations between the dates of deemed and actual distributions from the PFIC.

The qualified election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. Each shareholder should consult with his own tax advisor to decide whether to make the "qualified election." This election is made by attaching the shareholder election statement, the PFIC annual information statement and Form 8621 to such shareholder's timely filed income tax return with a copy of the shareholder election statement and Form 8621 being sent to the Internal Revenue Service Center, P.O. Box 21086, Philadelphia, Pennsylvania 19114. IPL will supply the PFIC annual information statement to all shareholders of record for each year. Copies of the Form 8621 must also be filed every year during which the "qualified election" is outstanding, both with such shareholder's tax return and with the IRS Service Center in Philadelphia.

The foregoing discussion of Bermuda taxation and of PFIC considerations is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular unitholder. Accordingly, investors should consult their own tax advisors as to the tax consequences of receiving dividends from the Company or disposing of their units.

ITEM 8.  SELECTED FINANCIAL DATA.

The following selected financial data of the Company for the period from July 30, 1997 (date of incorporation) to June 30, 1998 and at June 30, 1998 have been derived from, and should be read in conjunction with, the audited financial statements of the Company for such period and at such dates, included elsewhere in this Annual Report.


INCOME STATEMENT DATA:                                 Period Ended
                                                       June 30, 1998
                                                       -------------
                                                  (in thousands, except per
                                                       share data)
Income:
         Net investment income                         $       2,360

Costs and expenses:
         Research and development                            (14,566)
         General and administrative                             (594)
                                                         ------------
         Total operating expenses                            (15,160)

Net loss                                                     (12,800)
                                                         ============

Loss per common share                                  $       (3.42)

Weighted average number of Common
         Shares outstanding                                3,737,500


                                                       As at June 30, 1998
                                                       -------------------
                                                          (in thousands)

BALANCE SHEET DATA:

Working Capital                                        $      50,568
Total Assets                                                  55,821

Total Liabilities                                              1,984
Total Shareholders' Equity                                    54,737


The Company has not paid dividends on its Common Shares and does not anticipate that it will pay any cash dividends for the foreseeable future. Until the expiration of the Purchase Option, the Company may not pay any dividends without the prior written approval of the holders of a majority of the outstanding Special Shares. Biovail currently owns all of the outstanding Special Shares. See "Description of Business -- Relationship with Biovail -- Purchase Option."

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company commenced operations in October 1997. In the period to June 30, 1998 IPL incurred research and development costs of US $14,566,000, including an initial payment of US$3.5 million for access to and use of Biovail's proprietary technology in connection with the Products. General and administrative expenses amounted to US $594,000 in fiscal 1998.

Income from investments was US $2,360,000 in the period to June 30, 1998.

As a result of the foregoing, the loss for the period was US$12,800,000.

Liquidity and Capital Resources

In October 1997, IPL raised approximately US $67,536,000 from a public offering of Units. At June 30, 1998 the Company had current assets of US $51,652,000 of which US$51,121,000 was represented by cash and available for sale securities. Additional available for sale securities, with maturities greater than one year, of US$4,169,000 were held at period end. Current liabilities at June 30, 1998 were US $1,084,000 and working capital was US $50,568,000.

Management is of the opinion that working capital, in addition to expected cash flow from the investment of surplus funds, will be sufficient to fund anticipated cash requirements in the fiscal year to June 30, 1999.

YEAR 2000 COMPLIANCE.

The majority of the Company's activities are conducted under contract by Biovail. Accordingly, the Company's exposure to potential Year 2000 readiness issues is dependant upon Biovail's preparedness in this regard.

Management has been informed that Biovail is currently in process of identifying potential Year 2000 readiness issues associated with its systems and its suppliers' products, services, systems and operations, and expects to complete this process by mid-1999. As part of its Year 2000 compliance program, Biovail is in the process of implementing enterprise-wide business application software that has been represented by its vendor to be Year 2000 compliant. Biovail is also assembling a Year 2000 project team to deal with remaining issues, such as building environmental systems, phone, fax and desktop computer systems. Management understands that Biovail intends to fully test all systems and that this effort is scheduled for completion in mid-1999.

In the event that Biovail and/or its customers and suppliers do not have management information systems that are Year 2000 compliant or have not completed required system modifications by the Year 2000, these deficiencies could have a material adverse effect on the Company's results of operations, business, prospects and financial condition. Biovail is currently developing a contingency plan, which is expected to be completed in mid-1999, to address the possibility of its or its customers or suppliers not being Year 2000 compliant.


ITEM 10. DIRECTORS AND OFFICERS OF THE COMPANY

The following table provides information concerning the current directors and officers of the Company:

Name                     Position with the Company                   Age
-------------------------------------------------------------------------------
Eugene N. Melnyk         Chairman of the Board of Directors          39
                              and Chief Executive Officer
Robert A. Podruzny       Deputy Chairman and Special Director        50
David J. Doyle           Director and Secretary                      43
Paul W. Haddy            Director                                    45

Mr. Melnyk has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since September, 1997. He has been the Chairman of the Board and a Director of Biovail since Trimel was merged into Biovail on March 29, 1994 (the "Amalgamation"). From October 1991 to March 1994, he was the Chairman of the Board of Directors of Biovail Corporation International ("BCI"), a predecessor of Biovail which was then a subsidiary of Trimel. Mr. Melnyk was instrumental in acquiring, financing and organizing the companies or businesses that comprised BCI. Mr. Melnyk also founded Trimel and served as its President and Chief Executive Officer from 1983 through July 1991.

Mr. Podruzny has served as Deputy Chairman and as Special Director of the Company since September, 1997. He has been the President and Chief Operating Officer of Biovail from November 1997. He joined Biovail as Vice President, Finance and Chief Financial Officer in January 1996 and has been a Director of that company since June 1997. Mr. Podruzny came to Biovail from Browning-Ferris Industries Ltd., where he served as the Chief Financial Officer and as a Director of the Canadian operation from 1993 to 1995. From 1987 to 1992, Mr. Podruzny served as general manager of the U.S. Health Promotion Division of MDS Health Group, a Toronto-based medical services company. Mr. Podruzny is a Chartered Accountant in Canada and holds an MBA in finance.

Mr. Doyle has been a Common Director of IPL since its organization. Mr. Doyle has been an associate in the law firm of Conyers Dill & Pearman, Hamilton, Bermuda, since March 1, 1996, and specializes in international corporate matters with particular emphasis on insurance and reinsurance. Prior thereto, Mr. Doyle was a partner of the law firm of Appleby, Spurling & Kempe, Hamilton, Bermuda. Mr. Doyle is a director and officer of numerous Bermuda companies for which Conyers Dill & Pearman acts as legal counsel and for which its associated company, Codan Services, Ltd., provides corporate administrative services.

Mr. Haddy was appointed a Common Director of IPL in July 1998. Mr. Haddy has been Chairman and Chief Executive Officer of London Life Bank & Trust Corporation since January 1990. From 1989 to 1994, Mr. Haddy also served as President of London Life & Casualty Reinsurance Corporation and from 1984 to 1989 he was Director of Public Bonds at London Life Canada.

Each director retires annually and serves until their respective successors have been elected or qualified.






ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

For the fiscal period ended June 30, 1998, Directors and Officers of the Company received no compensation. The Company reimburses directors and officers for their actual business-related expenses.

Messrs. Melnyk and Podruzny are employees of Biovail and receive compensation from Biovail for services performed for Biovail. The Company and Biovail have entered into the Services Agreement, pursuant to which Biovail performs management and administrative services for the Company. Charges under the Services Agreement for fiscal 1998 were $300,000.

12. OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY OR SUBSIDIARIES

There are no options outstanding to purchase securities of the Company.

13. INTEREST OF  MANAGEMENT IN CERTAIN TRANSACTIONS

Mr. Melnyk, Chairman of the Board and Chief Executive Officer of the Company, is Chairman of the Board of Biovail Corporation International. Mr. Podruzny, Special Director of the Company, is a Director, President and Chief Operating Officer of Biovail Corporation International.

The Company is involved in certain transactions with Biovail including the Development and License Agreement and the Services Agreement. See "Description of Business - Relationship with Biovail Corporation International Purchase Option, Development Contract, License Option and Services Agreement."


PART II.

14.         DESCRIPTION OF SECURITIES TO BE REGISTERED.

            Not applicable.

                                    PART III.

15.     DEFAULTS UPON SENIOR SECURITIES.

        Not applicable.

16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS.

        Not applicable.

17.     FINANCIAL STATEMENTS

        The financial statements filed as part of this Annual Report are listed in Item 19. Financial Statements and Exhibits.

        All financial statements herein, are stated in accordance with generally accepted accounting principles in Canada and have been reconciled to United States GAAP. The table of contents to the consolidated financial statements and accompanying notes to the consolidated financial statements appear on page F-1 of the Report on Form 20-F.

18.     FINANCIAL STATEMENTS

        The Company has elected to provide financial statements pursuant to
        Item 17.

19.     FINANCIAL STATEMENTS AND EXHIBITS.

        The following financial statements and exhibits are filed as part of this Annual Report:

        A.   FINANCIAL STATEMENTS.

             - Independent Auditors' Report.
             - Balance Sheet of the Company as at June 30, 1998
             - Statement of Loss and Accumulated Deficit for the period
               July 30, 1997 to June 30, 1998
             - Statement of Cash Flows for the period July 30, 1997 to
               June 30, 1998
             - Notes to the Financial Statements

        B.   EXHIBITS PREVIOUSLY FILED


        Exhibit
        Number
        -------

        1.1*      Form of Underwriting Agreement
        3.1*      Memorandum of Association of Intelligent Polymers
        3.2*      Bye-Laws of Intelligent Polymers
        4.1*      Purchase Option (included in Exhibit 3.2)
        4.2*      Form of Warrant Agreement
        4.3*      Form of Warrant (included in Exhibit 4.2)


     4.4*   Form of Unit Certificate
     4.6*   Specimen Stock Certificate for Intelligent Polymers Common Shares (included in
            Exhibit 4.4)
     4.7*   Specimen Stock Certificate for Intelligent Polymers Special Shares
     5.1*   Opinion of Cassels Brock & Blackwell as to legality of underlying Biovail
            Common Shares, including consent.
     5.2*   Opinion of Conyers Dill & Pearson as to legality of Intelligent
            Polymers Common Shares, including consent.
     8.1*   Opinion of Cahill Gordon & Reindel as to U.S. tax matters, including consent.
     8.2*   Opinion of Cassels Brock & Blackwell as to Canadian Tax matters, including consent.
     8.3*   Opinion of Conyers Dill & Pearson as to Bermuda tax matters, including consent.
    10.1*   Form of Development and License Agreement
    10.2*   From of Services Agreement
    21.1*   List of Subsidiaries of Biovail.
    23.1*   Consent of Cahill Gordon & Reindel (included in Exhibit 8.1).
    23.2*   Consent of Cassels Brock & Blackwell (included in Exhibit 5.1 and Exhibit 8.2).
    23.3*   Consent of Conyers Dill & Pearson (included in Exhibit 5.2 and Exhibit 8.2).
    23.4*   Consent of Kenneth C. Cancellara (included in Exhibit 5.1).
    23.5*   Consent of Deloitte & Touche, independent Chartered Accountants, regarding
            Intelligent Polymers Balance Sheet and Biovail Consolidated Financial
            Statements.
    24.1*   Powers of Attorney (included on signature pages).

C.    EXHIBITS FILED PREVIOUSLY THIS YEAR.

         No exhibits were filed other than as exhibits to Registration Statement and Amendments thereto.

D.    EXHIBITS FILED WITH THIS SUBMISSION.

         No exhibits were filed.

    * Filed by amendment to Registrant's Registration Statement Form F-1 on Form F-1A, Registration Statements No. 333-35833 and No. 333-35839.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             INTELLIGENT POLYMERS LIMITED



                                             /s/ Eugene N. Melnyk
                                             ------------------------

                                             Eugene N. Melnyk
                                             Chief Executive Officer

Date: December 29, 1998.

                          INTELLIGENT POLYMERS LIMITED

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
Independent Auditors' Report.................................................F-2

Balance Sheet as at June 30, 1998............................................F-3

Statements of Loss and Accumulated Deficit for the Period July 30, 1997
            to June 30, 1998.................................................F-4

Statement of Cash Flows for the Period July 30, 1997
            to June 30, 1998.................................................F-5

Notes to the Financial Statements.....................................F-6 to F12

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders of
INTELLIGENT POLYMERS LIMITED
(A development stage company)
Administrative Offices
Chelston Park
Collymore Rock
St. Michael


We have audited the accompanying balance sheet of Intelligent Polymers Limited (a Bermuda company) as of June 30, 1998 and the related statements of loss and accumulated deficit and cash flows for the period July 30, 1997 (commencement of operations) to June 30, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the company as of June 30, 1998 and the results of its operations and its cash flows for the period then ended in accordance with generally accepted accounting principles in the United States of America.

                                                           /s/ DELOITTE & TOUCHE
                                                           DELOITTE & TOUCHE

                                                           CHARTERED ACCOUNTANTS

Bridgetown, Barbados
September 25, 1998

                          INTELLIGENT POLYMERS LIMITED

                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET

                               AS AT JUNE 30, 1998

                      (Expressed in United States Dollars)

                                                        Notes
      ASSETS

CURRENT ASSETS
    Cash and cash equivalents                             7        $21,739,894
    Available for sale securities                         8         29,380,952
    Accrued income                                                     530,926
                                                                   -----------

    Total current assets                                            51,651,772

AVAILABLE FOR SALE SECURITIES                             8          4,169,035
                                                                   -----------

                                                                    55,820,807
                                                                   ===========
      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                                   682,806
    Accrued liabilities                                                401,191
                                                                   -----------
                                                                     1,083,997
                                                                   ===========
SHAREHOLDERS' EQUITY
    Common shares, of par value US$0.01 per share
      4,000,000 shares authorised
      3,737,500 shares issued and outstanding             9             37,375
    Special shares, of par value US$1.00 per share
      12,000 shares authorised, issued and outstanding    9             12,000
    Additional paid-in capital
      Common shares                                                 59,242,400
      Warrants                                           10          8,244,000
                                                                   -----------

    Total paid in capital                                           67,535,775

    Unrealized gain on available for sale securities                     1,287

    Accumulated deficit                                            (12,800,252)
                                                                   -----------

                                                                    54,736,810
                                                                   -----------

                                                                   $55,820,807
                                                                   ===========

The attached notes form integral part of these financial statements.


                                  APPROVED ON BEHALF OF THE BOARD


                           Eugene N. Melnyk                  Robert A. Podruzny
                           Director                          Director

                          INTELLIGENT POLYMERS LIMITED

                          (A DEVELOPMENT STAGE COMPANY)

                    STATEMENT OF LOSS AND ACCUMULATED DEFICIT

            FOR THE PERIOD JULY 30, 1997 (COMMENCEMENT OF OPERATIONS)

                                TO JUNE 30, 1998

                      (Expressed in United States Dollars)

                                                  Notes
INCOME
    Net investment income                                          $  2,360,124
                                                                   ------------

COSTS AND EXPENSES
    Research and development                                         14,565,954
    General and administrative                       4                  594,422
                                                                   ------------

    Total operating expenses                                         15,160,376
                                                                   ------------

LOSS for the period and
 ACCUMULATED DEFICIT, end of period                                $(12,800,252)
                                                                   ============

LOSS PER COMMON SHARE                               11                    (3.42)
                                                                   ------------

WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING                                                3,737,500
                                                                   ------------

The attached notes form integral part of these financial statements.

                          INTELLIGENT POLYMERS LIMITED

                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF CASH FLOWS

          FOR THE PERIOD JULY 30, 1997 (COMMENCEMENT OF OPERATIONS)

                                TO JUNE 30, 1998

                      (Expressed in United States Dollars)

OPERATING ACTIVITIES
    Loss for the period                                           $(12,800,252)
    Adjustments to reconcile net loss to
      cash provided by operating activities:
        Amortization of investments                                      2,198
    Changes in operating assets and liabilities
      Accrued income                                                  (530,926)
      Accounts payable                                                 682,806
      Accrued liabilities                                         $    401,191
                                                                  ------------

      Net cash used by operating activities                        (12,244,983)
                                                                  ------------

INVESTING ACTIVITIES
    Net purchase of available for sale securities                  (33,550,898)
                                                                  ------------

    Net cash used in investing activities                          (33,550,898)
                                                                  ------------

FINANCING ACTIVITIES
    Proceeds from issue of share capital and warrants               74,762,000
    Share issue expenses                                            (7,226,225)
                                                                  ------------

    Net cash provided by financing activities                       67,535,775
                                                                  ------------

INCREASE IN CASH AND CASH EQUIVALENTS                               21,739,894

CASH AND CASH EQUIVALENTS, beginning of period                        -
                                                                  ------------

CASH AND CASH EQUIVALENTS, end of period                          $ 21,739,894
                                                                  ============

The attached notes form integral part of these financial statements.

                          INTELLIGENT POLYMERS LIMITED

                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

            FOR THE PERIOD JULY 30, 1997 (COMMENCEMENT OF OPERATIONS)

                                TO JUNE 30, 1998

                      (Expressed in United States Dollars)




Note 1.       BACKGROUND

              Intelligent Polymers Limited ("IPL" or the "Company"), a
              Bermuda company, was formed on July 30, 1997 primarily to develop once-daily controlled release versions of selected drugs, which are currently marketed only in immediate release form or in controlled release form requiring multiple daily dosing, and whose patents have or will have expired upon the anticipated receipt of FDA marketing approval. The Company commenced operations on October 10, 1998.

              In October 1997 IPL and Biovail Corporation International completed a sale to the public of 3,737,500 units, each unit consisting of one Common Share (the "IPL Common Shares") and one Warrant (the "Warrants") to purchase one Common Share of Biovail Corporation International. The offering raised approximately $67,500,000 in net proceeds for the Company.

Note 2.       SIGNIFICANT ACCOUNTING POLICIES

              The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States which require management to make estimates and assumptions that effect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The following are the significant accounting policies adopted by the
              Company:

              BASIS OF ACCOUNTING

              The Company is currently engaged in the development of certain therapeutic products; it has not yet completed product development, obtained required regulatory approvals or verified the market acceptance and demand for its products. Accordingly, its activities have been accounted for as those of a "development stage enterprise" as set forth in Financial Accounting Standards Board Statement No. 7, "Accounting and Reporting by Development Stage Enterprises".

              RESEARCH AND DEVELOPMENT

              Research and development costs are expensed as incurred.

                          INTELLIGENT POLYMERS LIMITED

                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

            FOR THE PERIOD JULY 30, 1997 (COMMENCEMENT OF OPERATIONS)

                                TO JUNE 30, 1998

                      (Expressed in United States Dollars)




Note 2.         SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                TECHNOLOGY RIGHTS

                Payments for access to and use of proprietary technologies are expensed as incurred.

                CASH AND CASH EQUIVALENTS

                Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less.

                INVESTMENTS

                The Company's investments are considered to be "available for sale" as set forth under the definition in The Accounting Standards Board Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities".

                Investments available for sale are carried at fair value, being the quoted market price of these securities. The net unrealized appreciation or depreciation on investments available for sale is included as a separate component of shareholders' equity. Realized gains and losses on sales of investments are determined on a first-in, first out basis. Investment income is recognized when earned and includes the amortization of premiums or discount on investments.

                COMPREHENSIVE INCOME

                The Financial Accounting Standards Board has issued SFAS No. 130, "Reporting Comprehensive Income," which will result in disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Company is not required to adopt this standard until fiscal 1999. At this time, the Company has not determined the impact the adoption of this standard will have on the Company's financial statements.

                          INTELLIGENT POLYMERS LIMITED

                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

            FOR THE PERIOD JULY 30, 1997 (COMMENCEMENT OF OPERATIONS)

                                TO JUNE 30, 1998

                      (Expressed in United States Dollars)



Note 3.       TRANSACTIONS WITH BIOVAIL

              The Company has entered into agreements with Biovail Laboratories Incorporation, a wholly owned subsidiary of Biovail Corporation International (collectively "Biovail") which include a product development and licensing agreement (see notes 4 and 5) relating to the research, development and licensing of once-daily controlled release drug products and a services agreement (see note 6). Pursuant to the development contract, Biovail has agreed to use diligent efforts to conduct toxicity studies, formulation development and clinical studies for and pursue U.S. regulatory approval of certain agreed upon drug products. Payments to Biovail under the Development Contract will be in an amount equal to the full amount of all development costs incurred by Biovail at Biovail's cost plus 45% and with respect to services provided by third parties under contract to Biovail at Biovail's cost plus 15% to the maximum amount of available funds as defined.

              Substantially, all the management and operating activities of the Company will be carried out by Biovail under the services agreement.

              Biovail owns all the issued and outstanding special shares of the Company, which grant the holder of the majority of such special shares the Purchase Option and confer limited voting and other rights on the holder (see note 9).

Note 4.       PRODUCT DEVELOPMENT ARRANGEMENT

              In September 1997, the Company concluded a Development and License Agreement with Biovail to conduct toxicity studies, formulation development, clinical studies and final development including U.S. regulatory approval of the Company's products as defined and as added to and modified by mutual agreement.

              The net proceeds of the unit offering in October 1997 are to be used primarily to make payments to Biovail pursuant to the agreement for the development of these products. In the period to June 30, 1998 an amount of $14,565,954 was charged by Biovail, which amount included an initial payment of $3.5 million for access to and use of Biovail's proprietary technology in connection with product development.

                          INTELLIGENT POLYMERS LIMITED

                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

            FOR THE PERIOD JULY 30, 1997 (COMMENCEMENT OF OPERATIONS)

                                TO JUNE 30, 1998

                      (Expressed in United States Dollars)


Note 4.       PRODUCT DEVELOPMENT ARRANGEMENT (CONTINUED)

              All intellectual property developed pursuant to the Agreement remains the property of Biovail.

Note 5.       LICENSING ARRANGEMENT

              Under the Development and License Agreement and subject to the Biovail Option (see last paragraph of note 5), IPL has been granted a license (the "License") from Biovail to manufacture or obtain manufacturing for, sell and otherwise market throughout the world (other than in Canada), products developed for IPL under the Development and License Agreement.

              Notwithstanding any rights or license granted or acquired by IPL under this arrangement, Biovail has the exclusive right to manufacture any product through to the fifth anniversary of FDA approval of each such product and is obligated during such period, at the request of IPL, to manufacture any product at Biovail's standard cost of manufacture plus 25% of such cost.

              The License as to any particular product is exclusive until the expiration of patents covering the licensed product or, if there are no such patents, for a period of 10 years from the date of the first commercial sale of the product. Any such license shall be royalty free.

              With respect to one product (Nifedipine XL, the "Additional Product"), Biovail has the right, exercisable within 60 days of US regulatory approval (the "Biovail Option"), to acquire an exclusive license to the Additional Product upon payment by Biovail, at Biovail's option, of either (a) a one-time cash fee of US$25,000,000 or (b) base royalties of 10% of the net sales from the Additional Product.

Note 6.       SERVICES AGREEMENT

              In September 1997, the Company entered into a Services Agreement with Biovail for the provision of administrative services. For the period ended June 30, 1998, general and administrative services in the statement of loss and accumulated deficit includes US$300,000 charged by Biovail under the terms of this agreement. Share issue expenses in the statement of changes in the shareholder's equity includes US$1,793,725 paid on IPL's behalf by Biovail.

                          INTELLIGENT POLYMERS LIMITED

                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

            FOR THE PERIOD JULY 30, 1997 (COMMENCEMENT OF OPERATIONS)

                                TO JUNE 30, 1998

                      (Expressed in United States Dollars)

Note 7.         CASH AND CASH EQUIVALENTS

                At June 30, 1998 funds were held in short-term deposits with major financial institutions and in commercial paper with maturities of three months or less. Management is of the opinion that there is no significant concentration of credit risk.

Note 8.         AVAILABLE FOR SALE SECURITIES

                The amortized cost, fair value and unrealized gains of available for sale securities by contractual maturity is shown below:

                                                   June 30, 1998                   Gross
                                                     Amortized          Fair     Unrealized
                                                       Cost            Value       Gains
                                                   -------------    -----------  ----------
                                                        US$             US$         US$
                Maturity less than one year but
                greater than three months
                  Commercial Paper                   $22,552,293    $22,552,293    $   -
                  Certificates of Deposit              6,827,432      6,828,659     1,227
                                                     -----------    -----------    ------

                                                      29,379,725     29,380,952     1,227
                                                     -----------    -----------    ------
                Maturity one to two years
                  Asset backed securities              4,168,975      4,169,035        60
                                                     -----------    -----------    ------

                                                     $33,548,700    $33,549,987    $1,287
                                                     ===========    ===========    ======

Note 9.       SHARE CAPITAL

              The Company's authorised capital stock consists of 4,000,000 Common Shares, par value $0.01 per share (the "IPL Common Shares"), of which 3,737,500 are issued and outstanding, and 12,000 Special Shares, par value US$1.00 per share (the "Special Shares"), of which 12,000 are issued and outstanding.

              Biovail, as holder of the Special Shares has an exclusive, irrevocable option (the "Purchase Option") to purchase all, but not less than all, of the issued and outstanding IPL Common Shares. Biovail may exercise the Purchase Option at any time up to the earlier of (i) September 30, 2002 and (ii) the 90th day after the date that IPL provides Biovail with quarterly financial statements of IPL showing cash or cash equivalents of less than $3 million, although Biovail may at its election extend such period by providing additional funding for the continued development of the Products or Additional products, but in no event beyond September 30, 2002. The Purchase Option exercise price may be paid in cash, or Biovail Common Shares, or any combination at Biovail's sole discretion, as follows:

                          INTELLIGENT POLYMERS LIMITED

                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

            FOR THE PERIOD JULY 30, 1997 (COMMENCEMENT OF OPERATIONS)

                                TO JUNE 30, 1998

                      (Expressed in United States Dollars)

Note 9.       SHARE CAPITAL (CONTINUED)

                                                               Purchase Option
                                                                Exercise Price
                                                               ---------------
              Before October 1, 2000                               US$39.06
              On or after October 1, 2000 and on or before
                September 30, 2001                                 US$48.83
              On or after October 1, 2001 and on or before
                September 30, 2002                                 US$61.04

              Biovail owns all of the issued and outstanding Special Shares which have limited voting rights and confer limited rights on Biovail in addition to the Purchase Option. The Company, under its by-laws is prohibited, until the expiration of the Purchase Option, from taking or permitting certain actions inconsistent with Biovail's rights under the Purchase Option.

              The Special Shares do not confer any rights to receive any dividend or other distribution, nor any right or interest in the profits or assets of the Company.

Note 10.      WARRANTS

              In October, 1997, the Company completed a public offering of 3,737,500 units. Each unit comprised one (1) common share of the Company and one warrant to purchase one (1) common share of Biovail. The offering proceeds attributable to the Biovail Warrants, are in the amount of $8,244,000. This value has been determined using an option pricing model at the date of issue of the Warrants.

              Until September 30, 1999, the Warrants will trade only with the Company's common shares as units. From and after such date, the warrants will be separable from the Company's common shares and will trade independently.

              The Warrants will be exercisable at any time from October 1, 1999 through September 30, 2002 (the "Warrant Expiration Date") at an exercise price per Biovail Common share of $40.00, subject to certain adjustments. Warrants not exercised on or prior to the Warrant Expiration Date, shall become void and all rights in respect thereof shall cease as of such time.

              The Warrants do not confer upon the holder thereof any voting preemptive or other rights as a stockholder of Biovail.

                          INTELLIGENT POLYMERS LIMITED

                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

            FOR THE PERIOD JULY 30, 1997 (COMMENCEMENT OF OPERATIONS)

                                TO JUNE 30, 1998

                      (Expressed in United States Dollars)




Note 11.        LOSS PER COMMON SHARE

                Loss per Common Share is based upon the weighted average number of Common Shares outstanding during the period. There were no common share equivalents outstanding during the period.

Note 12.        TAXATION

                The Company is incorporated under the laws of Bermuda and currently is not obligated to pay any taxes in Bermuda based upon income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1996, which exempts the Company and its shareholders, other than shareholders ordinarily resident in Bermuda, from any Bermuda taxes computed on profits, income or any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until the year 2016.